Filed by Tesoro Corporation (Commission File No. 001-03473) Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Western Refining, Inc. (Commission File No. 001-32721)

© 2015 Tesoro Corporation. All Rights Reserved. Driven to Create Value Wolfe Research 2017 Oil & Gas 1-on-1 Refining Conference January 2017

Tesoro 2 Forward Looking Statements On November 17, 2016, we announced our plans to acquire Western Refining, Inc. This presentation primarily shows information about Tesoro as a stand-alone company. The information relating to the acquisition is excerpted from a presentation previously given on November 17, 2016. As we are currently undergoing the regulatory approval process, this presentation does not contain, and we cannot discuss, any new information about the proposed acquisition. Please see Slide 32 for additional important information. This presentation (and oral statements made regarding the subjects of this presentation) includes forward-looking statements within the meaning of the federal securities laws, including without limitation statements concerning: our operational, financial and growth strategies, including driving significant business improvements (and annual estimates thereof), creating sustainable earnings growth, pursuing strong growth opportunities, creating significant shareholder value, capturing strong gross margins, continuous improvement, strategic projects and investments, and maintaining a strong balance sheet; our ability to successfully effect those strategies and the expected timing and results thereof; our financial and operational outlook, including 2017 estimated business assumptions and capital outlook, and ability to fulfill that outlook; our ability to execute on our strategic priorities, including operational efficiency and effectiveness, high performing culture, value-driven growth, value chain optimization and financial discipline, as well as the potential impact of such execution; our financial position, liquidity and capital resources; asset availability and utilization targets and our ability to achieve them; assets expected to be acquired in 2017; the cost, timing and expected benefits of our Los Angeles refinery integration and compliance project, our Vancouver energy project, our west coast mixed xylenes project, our Anacortes refinery isomerization project, and other major projects, including expectations regarding anticipated rates of return and the projected net earnings and EBITDA improvements associated with each project; the benefits of our strategy and competitive advantage to Tesoro Logistics’ business and growth prospects; Tesoro Logistics’ growth strategies, including stable, fee-based business focus, existing asset base optimization, pursuit of organic expansion opportunities, and strategic acquisitions, its ability to successfully effect those strategies and the expected benefits thereof; expectations regarding Tesoro Logistics’ 2017 net earnings and EBITDA; the competitive advantages of our multi-brand portfolio; expected growth and improvements to our marketing segment, including 2016-2018 estimates for organic growth and improvements to operating income and segment EBITDA growth through strategic acquisitions; portfolio transformation, including 2018 estimates, and the expected benefits thereof; and other aspects of future performance. Although we believe the assumptions concerning future events are reasonable, a number of factors could cause results to differ materially from those projected. Our operations involve risks and uncertainties, many of which are outside of our control and could materially affect our results. For more information concerning factors that could affect these statements, see our annual report on Form 10-K, quarterly reports on Form 10-Q, and other SEC filings, available at http://www.tsocorp.com. We undertake no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise. See the Appendix for reconciliations of the differences between the non-GAAP financial measures used in this presentation, including various estimates of EBITDA, and their most directly comparable GAAP financial measures.

Tesoro 3 Tesoro’s Competitive Advantage • The leading integrated refining, marketing and logistics company in our strategic footprint • Driving significant business improvements and creating sustainable earnings growth • Well diversified earnings portfolio with strong growth opportunities • Disciplined approach to capital allocation to create significant shareholder value • Demonstrated track record of delivering results and achieving ambitions

Tesoro 4 Key Metrics 2010 3Q2016 YTD Net earnings (loss) ($ in millions) (29) 759 EBITDA ($ in millions) 551 1,944 Enterprise Value ($ in billions) 3.5 16.51 Refining Capacity (MBD) 665 8952 Refining Complexity 9.8 11.4 Crude oil, refined product and natural gas pipelines (miles) 900+ 4,000+ Branded Retail Stations 880 2,400 Marketing Integration (%) 31 98 Employees 5,300 6,300 1) As of 12/12/2016 2) As of 12/12/2016, including the Tesoro Dickinson, ND refinery 3) Map includes assets expected to be acquired in the first half of 2017 Changes in Tesoro’s Business 2010 – 2016

Tesoro 5 Strategic Priorities • Operational efficiency and effectiveness − Safety and reliability − Cost leadership − System improvements • Value Chain Optimization • Financial discipline • Value-driven growth • High Performing Culture Enduring commitment to execution

Tesoro 6 Tesoro 2017E Outlook 2017E Business Assumptions Tesoro Index (dollars per barrel) 12 – 14 Marketing Fuel Margins (cents per gallon) 11 – 14 Annual Improvements to Operating Income ($ in Millions) 475 - 575 2017E Capital Outlook (in millions) Income $ 325 Regulatory 90 Maintenance 455 Total Tesoro Capital Expenditures $ 870 Turnaround Expenditures $ 360 Growth $ 230 Maintenance 95 Total TLLP Capital Expenditures1 $ 325 1) TLLP capital principally funded through sources independent of Tesoro (MLP cash flows, unit issuances, debt)

Tesoro 7 Highly Competitive Refining System • Regionally advantaged crude oil access • System-wide value chain optimization resulting in strong gross margin capture • Operational excellence enabling world class asset availability of >97% • Business Improvement conviction delivering an estimated $200 million1 annually • High Performing Culture driving continuous improvement • Strategic projects enhance feedstock flexibility, yields and lower costs 7 1) Improvements represent improvements in operating income

Tesoro 8 8 Driving High Reliability and Utilization • Sustaining world class availability via mechanical integrity programs and reliability investments • High utilization to meet market demand • Leadership driven operational execution and management systems standardization 87% 87% 93% 97% 92% 92% 97% 2011 2012 2013 2014 2015 2016 YTD Target 97% 97% 97% 98% 97% 97% 98% 2011 2012 2013 2014 2015 2016 YTD Target Refining Utilization Operational Availability 1) As of 11/30/2016 1 1

Tesoro 9 Strategic Investments for Distinctive Value 9 • Creating advantage through integration − Los Angeles Refinery Integration and Compliance Project • Changing the West Coast crude oil supply dynamics − Vancouver Energy Project • Capturing higher margins in a high growth market − West Coast Mixed Xylenes Project − Anacortes Isomerization Project

Tesoro 10 Creating Competitive Advantage at the Los Angeles Refinery Enhancing West Coast competitive position Los Angeles Integration and Compliance Project • Completes full integration of Los Angeles Refinery • Provides 30 to 40 MBD of gasoline and distillate yield flexibility • Improves intermediate feedstock flexibility • CO2 emissions reduced over 300,000 tons annually 1 • Reduces NOx, SOx and CO emissions Estimated Project Details • CAPEX $460 million • Net earnings $52 million • EBITDA $100 million • IRR 20%2 1) CO2 reduction associated with expected operations 2) Includes benefits from capital avoidance

Tesoro 11 Supplying Advantaged Crude Oil to the West Coast Vancouver Energy Project • Joint venture with Savage Companies • Up to 360 MBD Rail-to-Marine Terminal • Most efficient route to West Coast for Bakken crude oil • Significant infrastructure exists; low development cost Strategic Crude Supply • Increases West Coast competitive crude supply • Relative refining values of $3 to $5 per barrel Logistics Growth • Potential assets for offer to TLLP • Tesoro a major, dedicated customer • Significant third party revenue Estimated Project Details • CAPEX $200 million1 • Net earnings $59 million2 • EBITDA $100 million2 • Tesoro IRR 40%+ 1) Tesoro and Savage capital expenditures 2) Tesoro expected net earnings and EBITDA

Tesoro 12 Supplying Mixed Xylene to Asia Advantaged Optimization Advantaged Logistics Long term offtake Advantaged Feedstocks ASIA Tesoro US Gulf Coast N.Asia Average N.Asia Incremental Market price in Asia West Coast Mixed Xylene Project • Upgrading gasoline components to mixed xylene • Large and growing market in Asia • Transportation cost advantage relative to the Gulf Coast • Manufacturing cost advantage • New logistics business opportunity Estimated Project Details • CAPEX $300 million • Net earnings $56 million • EBITDA $100 million • IRR 20% Relative Mixed Xylene Production Cost

Tesoro 13 Optimize Gasoline Production at Anacortes Isomerization Project at Anacortes Refinery • Reduces octane production costs • Efficiently meets Tier III sulfur requirements • Increases Mixed Xylenes production Estimated Project Details • CAPEX $100 million • Net earnings $22 million • EBITDA $40 million • IRR 20%

Tesoro 14 Tesoro Logistics’ Competitive Advantage • Leading provider of logistics services to oil and gas producers and refining and marketing companies in strategic footprint • Tesoro’s strategy supports integration and drives high growth • Clear path to reach $635 million of net earnings and $1 billion of EBITDA by 2017 • Pursuing acquisitions that fit integrated business model in proximity to strategic footprint

Tesoro 15 Strategic Framework to Drive Growth Focus on Stable, Fee-Based Business • Provide full-service logistics offering • Minimal commodity price exposure Optimize Existing Asset Base • Enhance operational efficiency and maximize asset utilization • Capture Tesoro volumes moving through non-TLLP assets • Expand third party business Pursue Organic Expansion Opportunities • Focus on low-risk, accretive growth projects • Invest to support Tesoro value chain optimization • Enhance and strengthen existing logistics system Grow through Strategic Acquisitions • Attractive opportunities in geographic footprint • Partner in Tesoro’s strategic growth • Capture full value of Tesoro’s logistics assets

Tesoro 16 Tesoro Marketing Overview • We market fuel under premium brands and value brands • Distinctive multi-brand portfolio provides competitive advantage − Serves broader customer base − Fosters more rapid growth − Addresses regional customer preferences Pacific Northwest Site Count1 = 200 California Site Count1 = 1,595 Mandan, ND Salt Lake City, UT Anacortes, WA Martinez, CA Los Angeles, CA Mid-Continent Site Count1= 680 Dickinson, ND 1) Site count number as of 11/30/2016

Driving Growth and Improvements to Marketing

- **$150 - $200 million of organic growth and improvements to operating income for 2016-2018**
  - Implement store improvements
  - Increase marketing margin by focusing on branded retail and investing in brands
  - Drive growth by adding ~350 new retail locations by 2018
- **Deliver $200 - $300 million of additional Segment EBITDA growth through strategic acquisitions**
  - Maximize branded integration by acquiring marketing businesses
  - Substantially enhance convenience store position

Segment EBITDA[1]

($ in millions)


595
650
150 - 200
200 - 300
>1,000
2014 2
2015 3
Organic Growth and Improvements 4
Acquisitions
2018E

1) Segment operating income for 2014, 2015, 2018 and expected from acquisitions were $553 million, $605 million, $959 million and $233 million, respectively. See the full reconciliation of segment operating income to Segment EBITDA in the appendix.
2) Excludes RINs and ratability
3) 2015 segment operating income of $899 million and Segment EBITDA of $945 million. 2015 segment operating income and Segment EBITDA at 2016-2018 marketing margins would be approximately $605 million and $650 million, respectively
4) Represents estimated improvements of operating income

17 | Tesoro

Tesoro 18 • Target TSO debt to capitalization1 below 30% and TLLP leverage ≤4x • Average cost of debt at Tesoro is 4.8% with a weighted average maturity of 8.1 years2 • Average cost of debt at TLLP is 5.6% with a weighted average maturity of 7.1 years2 18 Maintaining a Strong Balance Sheet 1) Excluding TLLP debt and equity 2) Cost of debt is pre-tax 3) As of 9/30/2016 4) Debt to capitalization ratio excludes TLLP total debt and non-controlling interest 5) FY 2016 EBITDA estimate includes YTD actual EBITDA through 3Q16 and consensus EBITDA for 4Q16 as of 12/22/16 6) As of 9/30/16, TLLP debt, net of unamortized issuance costs, less cash and cash equivalents Debt Debt / Capitalization4 Debt6 Debt6 / EBITDA5 0% 5% 10% 15% 20% 25% 30% 35% 40% $0.0 $1.0 $2.0 $3.0 2010 2011 2012 2013 2014 2015 2016 Th o u sa n d s Tesoro 0.0 1.0 2.0 3.0 4.0 5.0 $0.0 $2.0 $4.0 2011 2012 2013 2014 2015 2016E Th o u sa n d s TLLP Target < 30% Target 3x-4x EBITDA Debt to Capitalization Debt to EBITDA ($ in billions) ($ in billions) 3

Tesoro 19 • Integrated business model is essential to Tesoro’s growth • Diversified portfolio expected to have lower earnings volatility and improved returns on capital • Tesoro expects to create the most diversified earnings portfolio among independent refining peers 19 Portfolio Transformation Underway Segment EBITDA Composition 25% 15% 25% 80% 20% 2015 2018E 2010 63% 15% 22% 1 1) Retail as reported in 2010 Refining Refining Retail Marketing Logistics Logistics 45% 30% 25% Logistics Marketing Refining

© 2015 Tesoro Corporation. All Rights Reserved. Tesoro to Acquire Western Refining Creates a Premier, Highly Integrated and Geographically Diversified Refining, Marketing and Logistics Company Excerpted from a presentation originally delivered on November 17, 2016

Tesoro 21 Forward Looking Statements This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities, anticipated future performance, expected share buyback program and expected dividends. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Tesoro Corporation (“Tesoro”) may not approve the issuance of new shares of common stock in the merger or that stockholders of Western Refining, Inc. (“Western”) may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Tesoro’s common stock or Western’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Tesoro and Western to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend Tesoro may pay, and other factors. All such factors are difficult to predict and are beyond our control, including those detailed in Tesoro’s annual reports on Form 10-K, quarterly reports on Form 10-Q, Current Reports on Form 8-K and registration statement on Form S-4 filed with the SEC on December 14, 2016, as amended (the “Form S-4”) that are available on Tesoro’s website at http://www.tsocorp.com and on the SEC website at http://www.sec.gov, and those detailed in Western’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Western’s website at http://www.wnr.com and on the SEC website at http://www.sec.gov. Tesoro’s and Western’s forward-looking statements are based on assumptions that Tesoro and Western believe to be reasonable but that may not prove to be accurate. Tesoro and Western undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Tesoro 22 Delivering Significant Shareholder Value • Creates a premier, highly integrated and geographically diversified refining, marketing and logistics company • Committed to delivering $350 to $425 million in annual synergies; run rate to be achieved within the first two years • Expect to achieve 10% to 13% EPS accretion in 2018, the first full year of combined operations; represents 5.8x EBITDA multiple with run-rate synergies1 • Well positioned, highly reliable and advantaged refining system with access to wide array of advantaged crude oil • Creates strong, multi-brand marketing and convenience store portfolio in growing regions • Expands opportunities for logistics growth in crude oil production basins and product regions 1) Based on 2017 I/B/E/S consensus EBITDA estimate for Western plus $350 million of synergies

Tesoro 23 23 Refining Transaction Highlights Structure • Stock transaction, with option for shareholders to elect to receive cash in lieu of stock up to a cap of 10% of the total equity consideration Consideration & Premium • Western shareholders can elect to receive 0.4350 shares of Tesoro shares for each share of Western stock they own, or $37.30 in cash per Western share. Elections to receive cash will be subject to proration to the extent they exceed approximately 10.8 million shares (or approximately $404 million in the aggregate) • Represents a premium of 22.3% to the closing price of Western’s stock on the day prior to announcement, and a 31.6% premium to the volume weighted average price over the last 30 trading days • $6.4 billion enterprise value, including assumption of Western net debt of approximately $1.7 billion and the $605 million market value of non-controlling interest in WNRL Synergies • Commit to delivering $350 to $425 million in annual synergies • Synergies expected to be achieved on a run-rate basis within the first two years Accretive Transaction • Expect to achieve 10% to 13% EPS accretion in 2018, the first full year of combined operations • Represents 5.8x EBITDA multiple with run-rate synergies Dividend Policy and Share Repurchases • Expect to maintain Tesoro’s dividend per share pro forma • Focus on growing dividend commensurate with the growth of the Company • The Company has increased its share repurchase authorization by $1.0 billion to over $2.0 billion in total Timing/Closing Conditions • Expect to close in first half 2017 • Subject to customary closing conditions, including regulatory and shareholder approvals

Tesoro 24 Complementary Business in Attractive Regions Los Angeles 380 MBD Martinez 166 MBD Kenai 72 MBD Mandan 74 MBD Salt Lake City 63 MBD Anacortes 120 MBD Gallup 25 MBD St. Paul 98 MBD El Paso 131 MBD Refinery Trucking Pipelines Rail Facility Marine Terminal Terminal Dickinson 20 MBD

Tesoro 25 Committed to Delivering Substantial Synergies $ in millions Operational Commercial Corporate Total 130 - 140 120 - 160 100 - 125 350 - 425 Expect to achieve run-rate synergies of $350 to $425 million within the first two years

Tesoro 26 Transaction Expected to Create Significant Value for Shareholders Accretion • Expected to achieve 10% to 13% EPS accretion in 2018, the first full year of combined operations • Represents 5.8x EBITDA multiple with run-rate synergies Financial Discipline • Strong balance sheet and liquidity supports growth and return of cash to shareholders • On track for investment grade credit rating Strong Growth Profile • Tesoro standalone 2017E annual improvements to operating income of $475 to $575 million • Committed to delivering $350 to $425 million in annual synergies Return of Capital to Shareholders • Expect to maintain Tesoro annual dividend of $2.20 per share and grow dividend commensurate with growth of the Company • Increased share repurchases by $1.0 billion to over $2.0 billion in total Accretion Growth Financial Discipline Capital Return

Financial Principles & Priorities

		Current Targets	Pro Forma Targets
Maintain Strong Liquidity	• Maintain strong liquidity position to allow for execution of growth plans	• $600 - $800 million cash • $2.0 billion Tesoro revolver • $1.6 billion TLLP revolver	• $1.0 - $1.2 billion cash • $2.5 - $3.0 billion Tesoro revolver • No change to TLLP revolver at this time
Strong Balance Sheet	• Target credit metrics that support flexibility to grow • Achieve investment grade credit ratings for TSO and TLLP • Ensure appropriate cost of capital	• Tesoro Unconsolidated[1]: Debt/EBITDA ≤ 1.0x • TLLP: Debt/EBITDA ≤ 4.0x • Tesoro Consolidated: Debt/EBITDA ≤ 2.5x (depending on size of MLP)	• Same target metrics • Execution on synergies and growth plans position Tesoro for investment grade credit rating • Evaluate cost of capital and IDR options to support larger growth portfolio
Disciplined Capital Allocation	• Allocate approximately 25% - 35% of operating cash flow over time to highest return capital projects	• 20% IRR for Refining • 15% IRR for Logistics & Marketing	• No change
Return Cash to Shareholders	• Grow dividend with growth of Company • Opportunistically repurchase shares with excess cash	• ~10% dividend growth • Remaining repurchase authorization of $1.1 billion	• Dividend strategy unchanged • Increased share repurchases by $1.0 billion to over $2.0 billion in total

1) Parent company excluding MLP debt

27 | Tesoro

© 2015 Tesoro Corporation. All Rights Reserved. Appendix

Tesoro 29 Non-GAAP Financial Measures 1) TLLP EBITDA is not representative of Tesoro consolidated EBITDA as intercompany transactions between TLLP and Tesoro are eliminated upon consolidation 2) When a range of estimated EBITDA has been disclosed and/or previously disclosed, we have included the EBITDA reconciliation for the mid-point range (In millions) Unaudited Year Ended December 31, 2010 Nine Months Ended September 30, 2016 Net Earnings (Loss) (29)$ 759$ Add depreciation and amortization expense 422 633 Add interest and financing costs, net 154 190 Add income tax expense 4 362 EBITDA 551$ 1,944$ (In millions) Unaudited LA Refinery Integration and Compliance Project Vancouver Energy Mixed Xylene Project Isomerization Project Projected Annual Net Earnings 52$ 59$ 56$ 22$ Add projeced depreciation and amortization expense 16 5 10 4 Add projected income tax expense 32 36 34 14 Projected Annual EBITDA 100$ 100$ 100$ 40$ (In millions) Unaudited Projected Annual EBITDA Reconciliation Tesoro Logistics LP Distinctive Growth Strategy1 2017E Projected Annual Net Earnings 635$ Add projected depreciation and amortization expense 180 Add projected interest and financing costs, net 185 Projected Annual EBITDA2 1,000$ Tesoro Consolidated EBITDA Reconciliation Projected Annual EBITDA Reconciliation

Tesoro 30 Non-GAAP Financial Measures 1) When a range of estimated EBITDA has been disclosed and/or previously disclosed, we have included the EBITDA reconciliation for the mid-point range (In millions) Unaudited 2014 2015 Marketing Segment Operating Income 553$ 899$ Add depreciation and amortization expense 42 46 Marketing Segment EBITDA 595$ 945$ (In millions) Unaudited Normalized Marketing Segment EBITDA Reconciliation 2015 Normalized Marketing Segment Operating Income 553$ Add depreciation and amortization expense 42 Normalized Marketing Segment EBITDA 595$ (In millions) Unaudited From Marketing Acquisitions 2016-2018E Marketing Segment 2018E Projected Marketing Segment Operating Income 233$ 959$ Add projected depreciation and amortization expense 17 41 Projected Marketing Segment EBITDA1 250$ 1,000$ Projected Segment EBITDA Reconciliation Marketing Segment EBITDA Reconciliation

Tesoro 31 Non-GAAP Financial Measures 1) No depreciation or amortization impact is expected with annual synergies 2) Assumes low end of range for estimated annual synergies 3) 2017 I/B/E/S consensus EBITDA for Western as of November 11, 2016 Reconciliation of Western projected net earnings (inclusive of estimated synergies) to EBITDA (In Millions) Unaudited 2017E Projected net earnings with annual synergies1 428$ Add projeced depreciation and amortization expense 305 Add projected interest and financing costs, net 136 Add projected income tax expense 235 Projected EBITDA with annual synergies1 1,104$ Less: Projected Annual synergies1,2 (350) Projected Consensus EBITDA3 754$

Tesoro 32 Important Information No Offer or Solicitation: This communication relates to a proposed business combination between Western and Tesoro. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It: This communication may be deemed to be solicitation material in respect of the proposed transaction between Tesoro and Western. In connection with the proposed transaction, Tesoro has filed the Form S-4, containing a preliminary joint proxy statement/prospectus of Tesoro and Western, and Western and/or Tesoro may file one or more additional proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Tesoro or Western may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF TESORO AND WESTERN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND ANY OTHER PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS(ES), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form S-4 has not yet become effective. After the Form S-4 is declared effective by the SEC, Tesoro and Western will each file with the SEC a definitive joint proxy statement/prospectus, and each of Tesoro and Western will file other documents with respect to the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Western and/or Tesoro, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Tesoro will be made available free of charge on Tesoro’s website at http://www.tsocorp.com or by contacting Tesoro’s Investor Relations Department by phone at 210-626-6000. Copies of documents filed with the SEC by Western will be made available free of charge on Western’s website at http://www.wnr.com or by contacting Western’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533. Participants in the Solicitation: Tesoro and its directors and executive officers, and Western and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Tesoro common stock and Western common stock in respect of the proposed transaction. Information about the directors and executive officers of Tesoro is set forth in the proxy statement for Tesoro’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2016, and in the other documents filed after the date thereof by Tesoro with the SEC. Information about the directors and executive officers of Western is set forth in the proxy statement for Western’s 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 22, 2016, and in the other documents filed after the date thereof by Western with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.